                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three months ended March 31, 2020. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s unaudited interim consolidated financial statements for the three months ended March 31, 2020 and 2019. This MD&A should also be read in conjunction with APUC's audited consolidated financial statements for the years ended December 31, 2019 and 2018. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three months ended March 31, 2020 and 2019 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
This MD&A is based on information available to management as of May 7, 2020.

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Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures
Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth and results of operations, including expectations regarding 2020 Adjusted Net Earnings per share; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company’s business, operations, financial condition, cash flows and results of operations; expectations regarding the use of proceeds from equity financing; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the anticipated closing of APUC's acquisitions of Ascendant and New York American Water (each as defined herein); expectations regarding the Company's corporate development activities and the results thereof including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions and approvals; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; expectations regarding succession planning; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of APUC's outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in APUC’s target markets; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for the same; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, or political conditions, public policies or directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; and favourable labour relations. Given the uncertainty and rapidly evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to prior periods. For a discussion of the COVID-19 pandemic and its impact on the Company, including certain additional assumptions related to the COVID-19 pandemic, see The COVID-19 Pandemic and Outlook.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases and other force majeure events; the failure of

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information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica (as defined herein) or the Corporation’s joint venture with Abengoa S.A ("Abengoa"), Abengoa-Algonquin Global Energy Solutions ("AAGES"), acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and in the Corporation’s management discussion and analysis for the three and twelve months ended December 31, 2019 (the “Annual MD&A”), and under the heading Enterprise Risk Factors in the Corporation's most recent AIF.
Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit", including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found throughout this MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance.

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Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform") is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s

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understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation. APUC strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
APUC’s current quarterly dividend to shareholders is $0.1551 per common share or $0.6204 per common share per annum. Based on exchange rates as at May 6, 2020, the quarterly dividend is equivalent to C$0.2191 per common share or      C$0.8764 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Changes in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of APUC's financial performance and growth prospects.
APUC's operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States and Canada, and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets.
APUC pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings1. The business mix target may from time to time require APUC to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
The Company also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects. See additional discussion in Corporate Development Activities.
Summary Organizational Structure
The following represents a summarized organizational chart for APUC. A more detailed description of APUC's organizational structure can be found in the most recent AIF.

APUC
44.2%
Atlantica Yield PLC
Algonquin Power Co.
Liberty Utilities Co.
Liberty Utilities (Canada) LP
International Portfolio
US & Canada Generating Assets
US Regulated Utilities
Canadian Regulated Utilities
Renewable Energy Group
Regulated Services Group

1	See Treasury Risk Management -Downgrade in the Company's Credit Rating Risk in the Company's Annual MD&A

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Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States and Canada serving approximately 805,000 connections. The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, which together serve approximately 267,000 electric connections. The group also owns and manages generating assets with a gross capacity of approximately 1.7 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Province of New Brunswick, which together serve approximately 370,000 natural gas connections.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, and Texas, which together serve approximately 168,000 connections.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 1.5 GW. Approximately 84% of the electrical output is sold pursuant to long term contractual arrangements which as of March 31, 2020 had a production-weighted average remaining contract life of approximately 14 years.
In addition to directly owned and operated assets, APUC also holds a 44.2% interest in Atlantica Yield PLC ("Atlantica"). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 18 years as of December 31, 2019.

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Corporate Highlights
Quarterly Operating Results
APUC operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three Months Ended March 31
	2020	2019	Change
Net earnings (loss) attributable to shareholders	$(63.8)	$86.4	(174)%
Adjusted Net Earnings[1]	$103.3	$93.8	10%
Adjusted EBITDA[1]	$242.2	$231.5	5%
Net earnings (loss) per common share	$(0.13)	$0.17	(176)%
Adjusted Net Earnings per common share[1]	$0.19	$0.19	—%

1	See Non-GAAP Financial Measures.
Annual Dividend increased from $0.5640 to $0.6204 per Common Share and declaration of 2020 Second Quarter Dividend of $0.1551 (C$0.2191) per Common Share
APUC currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow. In setting the appropriate dividend level, the Board of APUC considers the Company’s current and expected growth in earnings per share as well as a dividend payout ratio as a percentage of earnings per share and cash flow per share.
On May 7, 2020, APUC announced that the Board approved an increase in the dividend to $0.1551 per quarter, $0.6204 annually, and declared a second quarter 2020 dividend of $0.1551 per common share payable on July 15, 2020 to shareholders of record on June 30, 2020.
Based on the Bank of Canada exchange rate on May 6, 2020, the Canadian dollar equivalent for the first quarter 2020 dividend is C$0.2191 per common share.
The previous four quarter U.S and Canadian dollar equivalent dividends per common share have been as follows:

	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Total
U.S. dollar dividend	$0.1410	$0.1410	$0.1410	$0.1551	$0.5781
Canadian dollar equivalent	$0.1878	$0.1858	$0.1876	$0.2191	$0.7803
Impact of COVID-19 on Quarterly Operating Results
There were no material effects from the impact of COVID-19 on the Company's results for three months ended March 31, 2020, since most of the broader public health measures to respond to COVID-19 that could impact the Company's operations were put into effect late in the quarter.
Regulated Services Group Highlights
Issuance of C$200 million of senior unsecured debentures
On February 14, 2020, Liberty Utilities (Canada) LP, the holding company of the New Brunswick Gas System, established its Canadian Bond platform to finance the New Brunswick Gas System with the issuance of C$200.0 million of senior unsecured debentures bearing interest at 3.315% and a maturity date of February 14, 2050. The Canadian bond platform can be used for future debt issuances to accommodate future regulated utility growth in Canada. The debentures received a rating of BBB from DBRS (see Long Term Debt).

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The COVID-19 Pandemic
Company Response to COVID-19
The Company holds the health, safety and well-being of its employees, customers and the communities in which it operates as a top priority. The Company is also an active participant in all of the communities it serves.
In response to the onset and continued spread of COVID-19, and public health measures implemented in connection with the pandemic, the Company has also taken a number of actions, including but not limited to the following:

•	assessing, updating and implementing as appropriate existing business continuity plans, including for pandemic-specific scenarios, for each of the Company’s key business units;

•
operational measures intended to protect the health and safety of the Company’s employees and customers and limit the risk of exposure to COVID-19, including (i) restricting business travel, (ii) implementing “work from home” policies where possible, (iii) adopting physical distancing requirements between employees, customers, and the general public, (iv) restricting visitor interactions including the closure of local customer facing offices, (v) implementing wide spread use of virtual meeting technology, (vi) taking precautions with respect to employee and facility hygiene, and (vii) supplying customer-facing and other front-line employees with personal protective equipment;

•
temporarily suspending the disconnection of customer utility services for non-payment, temporarily waiving late payment charges, and temporarily suspending collection of overdue accounts, across all of its utility service territories;

•
forming (i) a broadly-focused COVID-19 working group chaired by the Chief Operating Officer and comprised of cross functional leaders from across the Company, which communicates regularly in order to monitor the impact of COVID-19 throughout all of the Company's service territories and broadly across North America, share the latest available information, develop appropriate responses to actual and potential impacts of COVID-19 on the Company’s employees and operations, and provide oversight of local COVID-19 response teams at the Company’s head office and regional locations, and (ii) a working group chaired by the Chief Development Officer focused specifically on monitoring and responding to actual and potential impacts of COVID-19 on the Company’s renewable energy construction projects; and

•	working with on-site contractors at its renewable energy construction projects to ensure that appropriate preventive policies are adopted consistent with Company policies.
Uninterrupted Utility Operations Maintained
As an operator of electric, water and gas utility systems and a generator of electricity, the Company provides essential services to communities throughout North America. The Company has ensured that these utility services have continued uninterrupted since the onset of the public health measures taken to address the COVID-19 pandemic.
Additional Liquidity Obtained
As of March 31, 2020, the Company’s consolidated net available liquidity under its and its subsidiaries’ committed facilities was $856.1 million.
The spread of COVID-19 has led to disruption and volatility in global capital and credit markets, which has generally adversely impacted many corporations' access to the debt and equity capital markets. Given the uncertainty around the length and extent of public health measures to address the COVID-19 pandemic and uncertainty around the extent of the impact this could have on capital markets, the Company and its subsidiaries secured an additional $1.6 billion of liquidity as an additional margin of safety intended to ensure the Company can continue to move forward with its updated 2020 capital expenditure plan and committed acquisitions independent of the state of the capital markets. The additional liquidity is in the form of 364-day non-revolving delayed draw credit facilities. The Company believes that it has sufficient liquidity to fund all of its capital commitments, including committed acquisitions, for the next 12 months.
For a further discussion of the Company’s liquidity and access to capital, see Liquidity and Capital Reserves in this MD&A.
Community Support Provided
In addition to suspension of disconnection of utility services, late payment charges and collection activities mentioned above, on April 8, 2020, the Company also announced a $500,000 donation across its operating territories during the COVID-19 pandemic to local community support organizations such as foodbanks. The Company is also donating personal protective equipment to support front line ‘COVID hero’ workers.

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Outlook
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section in this MD&A.
Potential Future Impacts of COVID-19 on the Company in 2020
The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health response measures taken in response to the pandemic and the Company's efforts to mitigate the impact on its operations.
The Company did not experience any material negative impacts from the pandemic on its operations in the three months ended March 31, 2020. Nevertheless, the Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which are not currently known. The following paragraphs below describe certain impacts of COVID-19 on the Company to date and areas where the Company expects there could be further impacts on its operations in both the Regulated Services Group and the Renewable Energy Group.
Consolidated Capital Expenditures
In light of COVID-19-related factors, the Company is updating its capital expenditure estimates for the 2020 fiscal year. The Company expects to defer between $100.0 million to $300.0 million of capital expenditures originally planned for 2020 to 2021. Aggregate 2020 capital expenditures for the Company are now expected to be in the range of $1.30 billion to $1.75 billion which is revised from the Company's previous estimate of $1.60 billion to $1.85 billion. The deferral of up to $75 million of capital expenditures in the Regulated Services Group is targeted to areas that are not anticipated to change expected earnings for the group in 2020. The deferral of capital expenditures in the Renewable Energy Group is not expected to change the current targeted in service dates for renewable energy projects currently under construction. The Company will continue to monitor the impacts of COVID-19 and other factors on its updated 2020 capital expenditure estimates. See Summary of Property, Plant and Equipment Expenditures - 2020 Capital Investments in this MD&A for a more detailed discussion of the Company’s updated 2020 capital expenditure estimates.
Regulated Services Group
Accounts receivable collections and bad debt expense
COVID-19 is causing economic hardship for many customers in the service territories within which the Company operates. In response, and consistent with most utility companies in North America, the Company has temporarily suspended disconnection activities for non-payment, waived late payment charges and suspended collection activities for overdue customer accounts across its utility service territories. As at April 30, 2020, these measures have resulted in collection delays which has increased accounts receivable greater than 60 days overdue to approximately 8% of total accounts receivable, compared to 5% as at April 30, 2019.
Delays in accounts receivable collection have not yet resulted in bad debt expense higher than the Company has incurred historically and recovered in rates which has been less than 1% of utility revenues. Nevertheless, higher bad debt expense may occur in the future, but the extent of which is not known at this time. Certain jurisdictions already have a mechanism in place for utilities to record and seek recovery of these incremental costs and other jurisdictions are considering introducing similar mechanisms. To the extent that bad debt expense rises to levels higher than what has been allowed for already in rates, the Company intends to seek recovery of these costs in future rate reviews.
Since the length of the pandemic and its impacts on bad debt expense are not known and the extent to which the Company will be successful in seeking recovery of these costs in future rate review proceedings is not known, the actual impact on the Company’s operations in 2020 are not known at this time.
Change in customer demand
Algonquin operates 40 utilities across 14 regulatory jurisdictions delivering electric, natural gas, water and waste water services to residential, commercial and industrial customers in the areas it serves. The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers. Further, different regulatory jurisdictions provide different mechanisms to allow utilities to adapt to changes in demand including decoupling on a total revenue basis, decoupling on a weather adjusted basis, and fixed fee components in rates.
Since the length of the pandemic and its impacts on residential, commercial and industrial customers as the economy begins to reopen are not known, the actual impacts on the Company’s operations for the balance of 2020 are not known at this time. However, the Company estimates that the adverse impact of COVID-19 on Net Utility Sales (see Non-GAAP Financial Measures) in the month of April 2020, on a weather adjusted basis, was approximately $3 million.

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Renewable Energy Group
Major Project Construction
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation is considered an essential activity exempt from government-mandated business shutdowns. As a result, construction activities have, to date, proceeded substantially in accordance with planned schedules at all of the Company's major renewable energy construction projects.
The Company has received force majeure or similar notices from suppliers and/or contractors for all of its significant renewable energy construction projects. These notices relate to, among other things, delayed deliveries of components due to overseas manufacturing shutdowns. As a result of these COVID-19 related delays, the Company currently anticipates that the placed-in-service date for 16 of the 127 total wind turbines at its Maverick Creek Wind Project in Texas will occur in 2021, rather than in 2020 as originally expected. However, the Company still expects the turbines placed in service in 2021 to qualify for 100% U.S. federal production tax credits ("PTCs") under section 45 of the Internal Revenue Code of 1986 (as amended) in reliance on meeting the continuous efforts requirement provided in IRS guidance.
Additional manufacturing, transportation and delivery delays, as well as certain labour or other workforce disruptions at construction sites due to COVID-19 are possible and may adversely impact the Company’s current project construction schedules. However, the length and extent of the impact of COVID-19 on construction activities is not known at this time and therefore the overall impact on the Company is not known.
For a discussion of additional risks the Company faces related to COVID-19 please refer to Enterprise Risk Management.
Cost containment strategies
In response to the unfavorable weather variance experienced in the three months ended March 31, 2020, the Company began implementing cost containment strategies that are targeted at reducing operating expenses by approximately $15.0 million during the remainder of 2020. The cost containment strategies are focused on areas that would not impact safe and reliable delivery of utility services to customers.
Updated 2020 Adjusted Net Earnings Per Share Guidance
In light of the unfavorable weather variance experienced in the three months ended March 31, 2020, and considering that it is not known whether the cost containment strategies will be sufficient to mitigate both the unfavorable weather impact of the first quarter and the impact of COVID-19 in the balance of 2020, the Company is updating its previously-issued Adjusted Net Earnings per share guidance for the 2020 fiscal year from $0.68 - $0.70 to $0.65 - $0.70 (see Non-GAAP Financial Measures). The Company will continue to monitor the impacts of COVID-19 and other factors on its updated 2020 Adjusted Net Earnings per share estimates.
This revised guidance is based on the following key assumptions, as well as those set out under Forward-Looking Statements and Forward-Looking Information:

•	normalized weather patterns for the remainder of 2020 in the geographical areas in which the Company operates;

•	the implementation of rate decoupling in Missouri by June of 2020;

•	closing the acquisition of Ascendant Group Limited ("Ascendant"), the parent company of the Bermuda Electric Company, in the third quarter of 2020;

•
a decrease in revenues related to COVID-19 based on the estimated reduction in Net Utility Sales (see Non-GAAP Financial Measures) in April 2020 and assuming a gradual easing over the remainder of 2020.

•	renewable generation in accordance with the Company's long term averages; and

•	a decrease in operating and maintenance costs of $15.0 million versus the Company's prior estimates
Long term capital investment program reaffirmed
Over the long term, the Company remains well-positioned to enhance shareholder value through the execution of its capital plan and due to the balance and strength of its diversified portfolio across the Regulated Services Group and the Renewable Energy Group. The Company continues to maintain its previously-disclosed expectations regarding its approximately $9.2 billion development pipeline consisting of approximately $6.7 billion of investments in its Regulated Services Group and approximately $2.5 billion of investments in its Renewable Energy Group for the period from 2020 through the end of 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

2020 First Quarter Results From Operations

Key Financial Information	Three Months Ended March 31
(all dollar amounts in $ millions except per share information)	2020	2019
Revenue	$464.9	$477.2
Net earnings (loss) attributable to shareholders	(63.8)	86.4
Cash provided by operating activities	66.9	122.1
Adjusted Net Earnings[1]	103.3	93.8
Adjusted EBITDA[1]	242.2	231.5
Adjusted Funds from Operations[1]	179.3	173.5
Dividends declared to common shareholders	74.6	63.3
Weighted average number of common shares outstanding	525,828,253	490,538,243
Per share
Basic net earnings (loss)	$(0.13)	$0.17
Diluted net earnings (loss)	$(0.13)	$0.17
Adjusted Net Earnings[1,2]	$0.19	$0.19
Dividends declared to common shareholders	$0.14	$0.13

1	See Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
For the three months ended March 31, 2020, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7439 as compared to 0.7523 in the same period in 2019. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the three months ended March 31, 2020, APUC reported total revenue of $464.9 million as compared to $477.2 million during the same period in 2019, a decrease of $12.3 million. The major factors resulting in the decrease in APUC's revenue in the three months ended March 31, 2020 as compared to the corresponding period in 2019 are set out as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	11

(all dollar amounts in $ millions)	Three Months Ended March 31
Comparative Prior Period Revenue	$477.2
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower consumption and warmer weather that resulted in a 12% decrease in heating degree days compared to the same period in the prior year at the Empire Electric and the Granite State Electric Systems.	(25.5)
Gas: Decrease is primarily due to lower pass through commodity costs.	(28.2)
Water: Increase is primarily due to higher pass through commodity costs at the Litchfield Park Water and the White Hall Water Systems. This was partially offset by arbitration at the Fox River Water System resulting in rate base and year-over-year rate reduction.	0.5
Other	0.1
(53.1)
New Facilities
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	36.1
36.1
Rate Reviews
Electricity: Implementation of temporary rates at the Granite State Electric System as well as a rate increase as a result of adding the Turquoise Solar Facility to the rate base at the CalPeco Electric System.	1.2
Water: Implementation of interim rates at the Park Water System.	0.6
1.8
RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Decrease is primarily due to lower production, partially offset by favourable pricing in the Western Region.	(1.2)
Wind Canada: Increase is primarily due to the Amherst Island Wind Facility which was previously accounted for as an equity investment before the Company acquired the remaining 50% interest and began consolidating in April 2019.	6.7
Wind U.S.: Increase is primarily due to higher production.	0.9
Solar Canada: Decrease is primarily due to lower production.	(0.2)
Solar U.S.: Increase is primarily due to higher production and recognition of insurance claim settlement at the Bakersfield Solar Facility, partially offset by lower production at the Great Bay Solar Facility.	0.2
Thermal: Decrease is primarily due to unfavorable capacity pricing at the Windsor Locks Thermal Facility and lower production across all sites.	(3.7)
Other	0.4
3.1
Foreign Exchange	(0.2)
Current Period Revenue	$464.9
A more detailed discussion of these factors is presented within the business unit analysis.
For the three months ended March 31, 2020, net loss attributable to shareholders totaled $63.8 million as compared to $86.4 million during the same period in 2019, a decrease of $150.2 million or 173.8%. The decrease was due to a $185.0 million change in fair value of investments carried at fair value, a $7.9 million increase in depreciation and amortization expenses, a $3.6 million increase in interest expense, a $2.6 million increase in administration charges, a $2.1 million increase in pension and post-employment non-service costs, and a $0.3 million increase in other losses. These items were partially offset by a $10.5 million increase in earnings from operating facilities, a $4.2 million increase in foreign exchange gain, a $1.9 million decrease in acquisition related costs, a $2.8 million increase in interest, dividend, equity and other income, a $3.1 million increase in net effect of non-controlling interests, a $0.3 million increase in gains from derivative

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

instruments, and a $28.5 million decrease in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses) as compared to the same period in 2019.
During the three months ended March 31, 2020, cash provided by operating activities totaled $66.9 million as compared to $122.1 million during the same period in 2019, a decrease of $55.2 million. During the three months ended March 31, 2020, Adjusted Funds from Operations totaled $179.3 million as compared to Adjusted Funds from Operations of $173.5 million during the same period in 2019, an increase of $5.8 million (see Non-GAAP Financial Measures).
During the three months ended March 31, 2020, Adjusted EBITDA totaled $242.2 million as compared to $231.5 million during the same period in 2019, an increase of $10.7 million or 4.6%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2020 Adjusted EBITDA Summary
Adjusted EBITDA (see Non-GAAP Financial Measures) for the three months ended March 31, 2020 totaled $242.2 million as compared to $231.5 million during the same period in 2019, an increase of $10.7 million or 4.6%. The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA by segment	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Regulated Services Group Operating Profit	$170.2	$161.2
Renewable Generation Group Operating Profit	87.2	83.1
Administration Expenses	(15.7)	(13.1)
Other Income & Expenses	$0.5	$0.3
Total APUC Adjusted EBITDA	$242.2	$231.5
Change in Adjusted EBITDA ($)	$10.7
Change in Adjusted EBITDA (%)	4.6%

Change in Adjusted EBITDA Breakdown
(all dollar amounts in $ millions)	Regulated Services	Renewable Generation	Corporate	Total
Prior period balances	$161.2	$83.1	$(12.8)	$231.5
Existing Facilities	(6.1)	4.2	0.2	(1.7)
New Facilities	13.3	—	—	13.3
Rate cases	1.8	—	—	1.8
Foreign Exchange Impact	—	(0.1)	—	(0.1)
Administration Expenses	—	—	(2.6)	(2.6)
Total change during the period	$9.0	$4.1	$(2.4)	$10.7

Current Period Balances	$170.2	$87.2	$(15.2)	$242.2

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that provide distribution services to approximately 805,000 connections in the natural gas, electric, and water and wastewater sectors which is an increase of approximately 35,000 connections as compared to the prior year. On October 1, 2019, with the acquisition of the New Brunswick Gas System, the Regulated Services Group expanded its footprint into Canada and added an additional 12,000 connections. On November 1, 2019, with the acquisition of the St. Lawrence Gas System, the Regulated Services Group added an additional 17,000 connections in New York State. The Regulated Services Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing connections in the communities in which it operates.

Utility System Type	As at March 31
	2020		2019
(all dollar amounts in $ millions)	Assets	Total Connections[1]	Assets	Total Connections[1]
Electricity	$2,613.2	267,000	$2,792.4	266,000
Natural Gas	$1,388.3	370,000	$1,377.3	339,000
Water and Wastewater	$520.6	168,000	$513.6	165,000
Other	$78.7		$71.0
Total	$4,600.8	805,000	$4,754.4	770,000

Accumulated Deferred Income Taxes Liability	485.1		459.0

1	Total Connections represents the sum of all active and vacant connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 267,000 connections in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 370,000 connections located in the States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts, and New York, and in the Province of New Brunswick.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 168,000 connections located in the States of Arkansas, Arizona, California, Illinois, Missouri and Texas.
2020 Annual Usage Results

Electric Distribution Systems	Three Months Ended March 31
	2020	2019
Average Active Electric Connections For The Period
Residential	228,800	226,900
Commercial and industrial	38,100	37,900
Total Average Active Electric Connections For The Period	266,900	264,800

Customer Usage (GW-hrs)
Residential	657.3	754.7
Commercial and industrial	822.8	955.0
Total Customer Usage (GW-hrs)	1,480.1	1,709.7
For the three months ended March 31, 2020, the electric distribution systems' usage totaled 1,480.1 GW-hrs as compared to 1,709.7 GW-hrs for the same period in 2019, a decrease of 229.6 GW-hrs or 13.4%. The decrease in electricity consumption is primarily due to a 12% decrease in heating degree days at the Empire Electric System compared to the same period in the previous year.

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Natural Gas Distribution Systems	Three Months Ended March 31
	2020	2019
Average Active Natural Gas Connections For The Period
Residential	318,000	293,700
Commercial and industrial	38,300	32,600
Total Average Active Natural Gas Connections For The Period	356,300	326,300

Customer Usage (MMBTU)
Residential	10,579,000	9,935,000
Commercial and industrial	7,472,000	6,055,000
Total Customer Usage (MMBTU)	18,051,000	15,990,000
For the three months ended March 31, 2020, usage at the natural gas distribution systems totaled 18,051,000 MMBTU as compared to 15,990,000 MMBTU during the same period in 2019, an increase of 2,061,000 MMBTU, or 12.9% primarily as a result of the acquisition of the New Brunswick Gas System and the St. Lawrence Gas System.

Water and Wastewater Distribution Systems	Three Months Ended March 31
	2020	2019
Average Active Connections For The Period
Wastewater connections	44,800	43,300
Water distribution connections	116,200	114,000
Total Average Active Connections For The Period	161,000	157,300

Gallons Provided (millions of gallons)
Wastewater treated	649	622
Water provided	3,055	2,851
Total Gallons Provided (millions of gallons)	3,704	3,473
For the three months ended March 31, 2020, the water and wastewater distribution systems provided approximately 3,055 million gallons of water to its customers and treated approximately 649 million gallons of wastewater as compared to 2,851 million gallons of water provided and 622 million gallons of wastewater treated during the same period in 2019, an increase in total gallons provided of 232 million, or 6.7%.

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2020 Regulated Services Group Operating Results

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Revenue
Utility electricity sales and distribution	$180.7	$205.1
Less: cost of sales – electricity	(57.2)	(69.6)
Net Utility Sales - electricity[1]	123.5	135.5
Utility natural gas sales and distribution	170.6	164.9
Less: cost of sales – natural gas	(63.6)	(79.6)
Net Utility Sales - natural gas[1]	107.0	85.3
Utility water distribution & wastewater treatment sales and distribution	27.8	26.8
Less: cost of sales – water	(2.3)	(1.5)
Net Utility Sales - water distribution & wastewater treatment[1]	25.5	25.3
Gas transportation	14.0	12.4
Other revenue	3.0	1.9
Net Utility Sales[1]	273.0	260.4
Operating expenses	(108.4)	(102.0)
Other income	3.9	1.3
HLBV[2]	1.7	1.5
Divisional Operating Profit[1,3]	$170.2	$161.2

1	See Non-GAAP Financial Measures.
2	HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning Solar Facility.
3	Certain prior year items have been reclassified to conform with current year presentation.

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2020 First Quarter Operating Results
For the three months ended March 31, 2020, the Regulated Services Group reported an operating profit (excluding corporate administration expenses) of $170.2 million as compared to $161.2 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended March 31
Prior Period Operating Profit	$161.2
Existing Facilities
Electricity: Decrease is primarily due to lower consumption and warmer weather that resulted in a 12% decrease in heating degree days compared to the same period in the prior year at the Empire Electric and the Granite State Electric Systems, partially offset by operating cost savings at the Granite State and Empire Electric Systems.	(8.0)
Gas: Increase is primarily due to a decoupling adjustment applied in the prior year as well operating cost savings at the EnergyNorth Gas System, partially offset by lower consumption as a result of warmer weather compared to the prior year at the Empire Gas System.	0.1
Water: Decrease is primarily due to an increase in operating costs at the Arizona and Texas Water Systems as well as arbitration at the Fox River Water System resulting in rate base and year-over-year rate reduction.	(1.1)
Other: Increase is primarily due to an increase in allowance for funds used during construction (AFUDC) due to higher construction work in progress.	2.9
(6.1)
New Facilities
Gas: Acquisitions of New Brunswick Gas (October 2019) and St. Lawrence Gas (November 2019).	13.3
13.3
Rate Reviews
Electricity: Implementation of temporary rates at the Granite State Electric System as well as a rate increase as a result of adding the Turquoise Solar Facility to the rate base at the CalPeco Electric System.	1.2
Water: Implementation of interim rates at the Park Water System.	0.6
1.8
Current Period Divisional Operating Profit[1]	$170.2

1	See Non-GAAP Financial Measures.

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Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Regulated Services Group:

Utility	State/Province	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
Energy North Gas System	New Hampshire	GRC	$13.8	Energy North has withdrawn this application and plans on refiling a new application in July 2020.
New England Gas System	Massachusetts	GSEP	$2.7	On October 31, 2019, filed the 2020 GSEP application requesting an incremental increase in revenue of $2.7 million. On April 30, 2020, the application was approved for new rates effective May 1, 2020.
Pending Rate Reviews
Empire Electric (Missouri System)	Missouri	GRC	$21.8
On August 14, 2019, filed an application for an annual increase in the revenue requirement of approximately $26.5 million. The requested amount was updated to $21.8 million during the proceedings. On April 15, 2020, a non-unanimous settlement agreement was reached. If the Missouri Public Service Commission ("MPSC") approves the terms of the agreement as a complete resolution of the review, the Company will receive a full return on its increased rate base. In addition, a decoupling mechanism will be implemented for residential and certain other classes of customers which will reconcile rates for weather and conservation beginning in the summer of 2020. A decision on the rate review from the MPSC is expected to be issued in June 2020.

Granite State Electric System	New Hampshire	GRC	$8.6
On April 30, 2019, filed a rate review requesting increases of $2.1 million for temporary rates effective July 1, 2019, $5.7 million for permanent rates effective May 1, 2020, and a step increase of $2.3 million effective May 1, 2020. On June 28, 2019, a temporary rate increase of $2.1 million was approved by the NHPUC. On November 22, 2019, Granite State filed an update requesting an increase of $6.7 million for permanent rates effective May 1, 2020. The permanent rate request was subsequently revised in Company rebuttal testimony on January 30, 2020, to $6.3 million.

CalPeco Electric System	California	GRC	$14.9	A rate review is currently underway requesting a rate increase of $14.9 million over three years ($6.9 million for 2019, $4.1 million for 2020, and $3.9 million for 2021).
Peach State Gas System	Georgia	GRC	$2.9	On April 1, 2020, filed an application for an annual increase in the revenue requirement of $2.9 million.
Various	Various	Various	$1.9	Other pending rate review requests across two water utilities and one wastewater utility.
Retirement of Asbury Coal Facility
The Company retired its Asbury coal generation facility on March 1, 2020. This retirement did not have any impact on the Company's results for the three months ended March 31, 2020. The net book value of the facility has now been set up as a regulatory asset and will be subject to a future rate review proceeding. Retirement of the facility is expected to reduce CO2e emissions in excess of 905,000 metric tons annually.

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Impact on Regulatory Proceedings resulting from COVID-19
The Company has continued to work with all state regulatory commissions throughout the COVID-19 pandemic.
The Company has elected to delay the refiling of the Energy North rate review from a planned April 2020 submission to July 2020, as well as its filing of the Pine Bluff Water rate review, from a planned April 2020 submission to August 2020. The Company expects 2020 revenue impacts from these two delayed filings to generally be offset by cost saving measures.
The Empire Electric (Missouri System) has entered into a non-unanimous settlement agreement for its general rate review.  In consideration of COVID-19 the agreement indicates that rather than increasing rates in 2020, the approved increase in the revenue requirement will be held as a regulatory asset until the effective date of rates resulting from the Company’s next rate review, which is expected to conclude sometime in 2021. As a non-unanimous agreement, this settlement is subject to a hearing and approval from the MPSC.
As part of its Granite State Electric System general rate review, the Company anticipates entering a settlement agreement in the second quarter of 2020 that would delay the implementation of permanent rates until July 2020 as a result of COVID-19.
The Company is not aware of any impact resulting from COVID-19 on its CalPeco Electric System or Peach State Gas System general rate reviews.
Regulatory Proceedings related to Acquisitions:
Bermuda Electric Light Company
On February 7, 2020, the Bermuda Minister of Home Affairs extended the deadline for the Regulatory Authority of Bermuda to issue a final decision regarding APUC's pending acquisition of Ascendant until October 4, 2020.  From April 3, 2020 to May 4, 2020, the Regulatory Authority of Bermuda held a public consultation process, inviting interested parties to review the application relating to the pending acquisition and provide comment. The next steps in the process will be determined by the Regulatory Authority of Bermuda.
New York American Water
On November 20, 2019, the Company entered into an agreement to acquire American Water Works Company Inc.’s ("American Water") regulated operations in the State of New York ("New York American Water"). New York American Water is a regulated water and wastewater utility serving customers across seven counties in southeastern New York. On February 28, 2020, the Company and American Water filed a joint petition with the New York State Public Service Commission for approval of the acquisition. A procedural conference by telephone is scheduled for June 4, 2020. The transaction is expected to close in 2021 and remains subject to regulatory approval and other closing conditions.

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RENEWABLE ENERGY GROUP

2020 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended March 31
(Performance in GW-hrs sold)		2020	2019
Hydro Facilities:
Maritime Region	27.5	24.5	28.2
Quebec Region	56.0	57.6	57.7
Ontario Region	38.3	22.3	29.8
Western Region	9.6	9.4	9.6
	131.4	113.8	125.3
Wind Facilities:
St. Damase	20.9	20.9	25.4
St. Leon	121.4	113.8	111.6
Red Lily[1]	23.2	22.7	22.3
Morse	30.5	28.3	24.9
Amherst	65.3	58.9	66.8
Sandy Ridge	47.1	42.7	38.3
Minonk	187.4	184.7	186.6
Senate	151.3	134.2	134.7
Shady Oaks	108.2	99.7	108.0
Odell	230.5	215.2	196.0
Deerfield	160.4	166.7	158.7
	1,146.2	1,087.8	1,073.3
Solar Facilities:
Cornwall	2.6	2.4	3.0
Bakersfield	12.9	13.3	12.0
Great Bay	31.2	27.3	28.5
	46.7	43.0	43.5
Renewable Energy Performance	1,324.3	1,244.6	1,242.1

Thermal Facilities:
Windsor Locks	N/A2	31.2	30.2
Sanger	N/A2	1.7	26.2
		32.9	56.4
Total Performance		1,277.5	1,298.5

1	APUC owns a 75% equity interest in the Red Lily Wind Facility but accounts for the facility using the equity method. The production figures represent full energy produced by the facility.
2	Natural gas fired co-generation facility.

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2020 First Quarter Renewable Energy Group Performance
For the three months ended March 31, 2020, the Renewable Energy Group generated 1,277.5 GW-hrs of electricity as compared to 1,298.5 GW-hrs during the same period of 2019.
For the three months ended March 31, 2020, the hydro facilities generated 113.8 GW-hrs of electricity as compared to 125.3 GW-hrs produced in the same period in 2019, a decrease of 9.2%. Electricity generated represented 86.6% of long-term average resources ("LTAR") as compared to 95.4% during the same period in 2019. During the quarter, all regions except the Quebec Region were below their respective LTAR.
For the three months ended March 31, 2020, the wind facilities produced 1,087.8 GW-hrs of electricity as compared to 1,073.3 GW-hrs produced in the same period in 2019, an increase of 1.4%. During the three months ended March 31, 2020, the wind facilities generated electricity equal to 94.9% of LTAR as compared to 93.6% during the same period in 2019.
For the three months ended March 31, 2020, the solar facilities generated 43.0 GW-hrs of electricity as compared to 43.5 GW-hrs of electricity in the same period in 2019, a decrease of 1.1%. The solar facilities generated electricity equal to 92.1% of LTAR as compared to 93.1% in the same period in 2019.
For the three months ended March 31, 2020, the thermal facilities generated 32.9 GW-hrs of electricity as compared to 56.4 GW-hrs of electricity during the same period in 2019 primarily because of lower dispatches in the Sanger Thermal Facility from weak market conditions in 2020. During the same period, the Windsor Locks Thermal Facility generated 180.3 billion lbs of steam as compared to 165.1 billion lbs of steam during the same period in 2019.

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2020 Renewable Energy Group Operating Results
	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Revenue[1]
Hydro	$9.8	$11.0
Wind	46.6	39.1
Solar	3.5	3.5
Thermal	6.4	9.8
Total Revenue	$66.3	$63.4
Less:
Cost of Sales - Energy[2]	(1.2)	(1.4)
Cost of Sales - Thermal	(2.8)	(5.5)
Realized gain/(loss) on hedges[3]	(0.1)	(0.2)
Net Energy Sales[8]	$62.2	$56.3
Renewable Energy Credits[4]	2.1	2.5
Other Revenue	0.4	0.3
Total Net Revenue	$64.7	$59.1
Expenses & Other Income
Operating expenses	(19.5)	(18.1)
Dividend, interest, equity and other income[5]	23.8	23.5
HLBV income[8]	18.2	18.6
Divisional Operating Profit[6,7]	$87.2	$83.1

1
Many of the Renewable Energy Group's power purchase agreements ("PPAs") include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Note 21(b)(iv) in the unaudited interim consolidated financial statements.
4
Qualifying renewable energy projects receive renewable energy credits (RECs) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

5	Includes dividends received from Atlantica and related parties (see Note 6 and 13 in the unaudited interim consolidated financial statements).
6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Non-GAAP Financial Measures.
8 HLBV Income and PTCs
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three months ended March 31, 2020, the Renewable Energy Group's eligible facilities generated 743.5 GW-hrs representing approximately $18.6 million in PTCs earned as compared to 714.3 GW-hrs representing $17.1 million in PTCs earned during the same period in 2019. The majority of the PTCs have been allocated to tax equity investors to monetize the value to APUC of the PTCs and other tax attributes which are being recognized as HLBV income.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

2020 First Quarter Operating Results
For the three months ended March 31, 2020, the Renewable Energy Group's facilities generated $87.2 million of operating profit as compared to $83.1 million during the same period in 2019, which represents an increase of $4.1 million or 4.9%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended March 31
Prior Period Operating Profit	$83.1
Existing Facilities and Investments
Hydro: Decrease is primarily due to lower production, partially offset by favourable pricing in the Western Region.	(0.6)
Wind Canada: Increase is primarily due to higher production at the St. Leon and Morse Wind Facilities, partially offset by lower production and higher operating costs at the St Damase Wind Facility.	0.1
Wind U.S.: Increase is primarily due to higher production at the Deerfield, Odell and Sandy Ridge Wind Facilities which also resulted in higher HLBV income, partially offset by lower production at the Shady Oaks Wind Facility.	1.9
Solar Canada: Decrease is primarily due to lower production, partially offset by lower operating expenses.	(0.1)
Solar U.S: Decrease is primarily due to a recapture adjustment made to HLBV income in the prior year due to the timing of placed in service dates at the Great Bay Solar Facility as well as no HLBV income recorded in the current year at the Bakersfield 1 Solar Facility as all tax attributes have been fully recognized.	(1.7)
Thermal: Decrease is primarily due unfavorable capacity pricing at the Windsor Locks Thermal Facility and lower production across all sites, partially offset by overall lower cost of fuel.	(1.0)
Atlantica & AAGES: Dividends from Atlantica[1], net of AAGES equity loss.	5.9
Other	(0.3)
4.2
Foreign Exchange	(0.1)
Current Period Divisional Operating Profit[2]	$87.2

1	Includes dividends received from Atlantica and related parties (see Note 6 and 13 in the unaudited interim consolidated financial statements).
2	See Non-GAAP Financial Measures.

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APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Corporate and other expenses:
Administrative expenses	$15.7	$13.1
Gain on foreign exchange	(4.7)	(0.5)
Interest expense	46.2	42.6
Depreciation and amortization	78.9	71.0
Change in value of investments carried at fair value	190.8	5.8
Interest, dividend, equity, and other income[1]	(0.4)	(0.5)
Pension and post-employment non-service costs	3.4	1.3
Other losses	0.9	0.6
Acquisition-related costs, net	—	1.9
Loss (gain) on derivative financial instruments	(0.1)	0.2
Income tax expense (recovery)	(13.7)	14.8

1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2020 First Quarter Corporate and Other Expenses
For the three months ended March 31, 2020, administrative expenses totaled $15.7 million as compared to $13.1 million in the same period in 2019. The $2.6 million increase was primarily due to additional costs incurred to administer operations as a result of the Company's growth.
For the three months ended March 31, 2020, interest expense totaled $46.2 million as compared to $42.6 million in the same period in 2019. The increase was primarily due to the issuance of subordinated unsecured notes in May of 2019 as well as an increase in funds drawn on credit facilities and commercial paper issued.
For the three months ended March 31, 2020, depreciation expense totaled $78.9 million as compared to $71.0 million in the same period in 2019. The increase was primarily due to higher overall property, plant and equipment.
For the three months ended March 31, 2020, change in investments carried at fair value totaled a loss of $190.8 million as compared to a loss of $5.8 million in 2019. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the unaudited interim consolidated financial statements).
For the three months ended March 31, 2020, pension and post-employment non-service costs totaled $3.4 million as compared to $1.3 million in 2019. The increase in 2020 was primarily due to lower expected return on assets in 2020 and higher amortization cost of actuarial losses.
For the three months ended March 31, 2020, other losses were $0.9 million as compared to $0.6 million in the same period in 2019. The loss in 2020 was primarily related to condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp., partially offset by insurance recoveries received by the Renewable Energy Group.
For the three months ended March 31, 2020, acquisition related costs were nil as compared to a $1.9 million in 2019. The expense in 2019 was primarily related to the investment in Atlantica.
For the three months ended March 31, 2020, gain on derivative financial instruments totaled $0.1 million as compared to a loss of $0.2 million in the same period in 2019. The gains in 2020 were primarily driven by mark-to-market gains on energy derivatives.
For the three months ended March 31, 2020, an income tax recovery of $13.7 million was recorded as compared to an income tax expense of $14.8 million during the same period in 2019. The decrease in income tax expense was primarily due to the change in fair value associated with the investment in Atlantica. Subsequent to quarter end, on April 8, 2020, the U.S. Internal Revenue Service (IRS) issued final regulations with respect to rules regarding certain hybrid arrangements as a result of U.S. tax reform. As a result of the final regulations, the Company expects to record a one-time deferred income tax expense of approximately $9.4 million in the three-month period that will end on June 30, 2020, to reverse the benefit of deductions taken in the prior year.

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NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Net earnings (loss) attributable to shareholders	$(63.8)	$86.4
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	4.4	7.6
Income tax expense (recovery)	(13.7)	14.8
Interest expense on long-term debt and others	46.2	42.6
Other net losses	4.3	3.8
Change in value of investments carried at fair value[2]	190.8	5.8
Loss (gain) on derivative financial instruments	(0.1)	0.2
Realized loss on energy derivative contracts	(0.1)	(0.2)
Gain on foreign exchange	(4.7)	(0.5)
Depreciation and amortization	78.9	71.0
Adjusted EBITDA	$242.2	$231.5

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended March 31, 2020 amounted to $19.9 million as compared to $20.1 million during the same period in 2019.

2	See Note 6 in the unaudited interim consolidated financial statements

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions except per share information)	2020	2019
Net earnings (loss) attributable to shareholders	$(63.8)	$86.4
Add (deduct):
Loss (gain) on derivative financial instruments	(0.1)	0.2
Realized loss on energy derivative contracts	(0.1)	(0.2)
Other losses	0.9	0.2
Gain on foreign exchange	(4.7)	(0.5)
Acquisition-related costs	—	1.9
Change in value of investments carried at fair value[1]	190.8	5.8
Other non-recurring adjustments	1.0	—
Adjustment for taxes related to above	(20.7)	—
Adjusted Net Earnings	$103.3	$93.8
Adjusted Net Earnings per share	$0.19	$0.19

1	See Note 6 in the unaudited interim consolidated financial statements
For the three months ended March 31, 2020, Adjusted Net Earnings totaled $103.3 million as compared to Adjusted Net Earnings of $93.8 million for the same period in 2019, an increase of $9.5 million.
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Cash flows from operating activities	$66.9	$122.1
Add (deduct):
Changes in non-cash operating items	109.0	45.9
Production based cash contributions from non-controlling interests	3.4	3.6
Acquisition-related costs	—	1.9
Adjusted Funds from Operations	$179.3	$173.5
For the three months ended March 31, 2020, Adjusted Funds from Operations totaled $179.3 million as compared to Adjusted Funds from Operations of $173.5 million for the same period in 2019, an increase of $5.8 million.

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CORPORATE DEVELOPMENT ACTIVITIES
The Company undertakes development activities working with a global reach to identify, develop, and construct both regulated and non-regulated renewable power generating facilities, power transmission lines, water infrastructure assets, and other complementary infrastructure projects as well as to invest in local utility electric, natural gas and water distribution systems.
The Company has identified an approximately $9.2 billion development pipeline consisting of approximately $6.7 billion of investments in its Regulated Services Group and approximately $2.5 billion of investments in its Renewable Energy Group through the end of 2024.
APUC pursues investment opportunities with an objective to maintain its business mix in approximately the same proportion as currently exists between its Regulated Services Group and Renewable Energy Group and within credit metrics expected to maintain its current credit ratings. The business mix target may from time to time require APUC to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
See The COVID-19 Pandemic and Enterprise Risk Management in this MD&A for a description of certain of the impacts that COVID-19 is having, and may in the future have, on the Company’s development and construction projects.
SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Regulated Services Group
Rate Base Maintenance	$52.7	$48.4
Rate Base Growth	57.2	29.5
Property, Plant & Equipment Acquired[1]	—	0.4
	$109.9	$78.3

Renewable Energy Group
Maintenance	$9.8	$2.6
Investment in Capital Projects[2]	61.7	212.5
International Investments	0.5	—
	$72.0	$215.1

Total Capital Expenditures	$181.9	$293.4

1	Property, Plant & Equipment acquired through acquisitions
2
Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer.

2020 First Quarter Property Plant and Equipment Expenditures
During the three months ended March 31, 2020, the Regulated Services Group incurred capital expenditures of $109.9 million as compared to $78.3 million during the same period in 2019. The Regulated Services Group's investment during the quarter was primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, initiatives relating to the safety and reliability of the electric and gas systems, and additional investments in the Mid-West Wind Development Projects.
During the three months ended March 31, 2020, the Renewable Energy Group incurred capital expenditures of $72.0 million as compared to $215.1 million during the same period in 2019. The Renewable Energy Group's investment during the quarter was primarily related to the Altavista, Great Bay II and Dimension Solar Projects, the Maverick Creek and Blue Hill Wind Projects, and ongoing maintenance capital at existing operating sites.

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2020 Capital Investments
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section of this MD&A.
Over the course of the 2020 financial year, the Company expects to spend between $1.30 billion to $1.75 billion on capital investment opportunities, which is revised from the Company's previous estimate of $1.60 billion to $1.85 billion. Actual expenditures in 2020 may vary due to, among other things, the impacts of COVID-19 and related response measures, the timing of various project investments and the realized Canadian to U.S. dollar exchange rate.
Ranges of expected capital investment in the 2020 financial year are as follows:

(all dollar amounts in $ millions)
Regulated Services Group:
Rate Base Maintenance	$200.0	-	$250.0
Rate Base Growth	375.0	-	500.0
Rate Base Acquisitions[1]	500.0	-	550.0
Total Regulated Services Group:	$1,075.0	-	$1,300.0

Renewable Energy Group:
Maintenance	$25.0	-	$50.0
Investment in Capital Projects	150.0	-	325.0
International Investments	50.0	-	75.0
Total Renewable Energy Group:	$225.0	-	$450.0

Total 2020 Capital Investments	$1,300.0	-	$1,750.0

1	Includes international investments in utilities.
The Regulated Services Group expects to spend between $1,075.0 million to $1,300.0 million over the course of 2020 in an effort to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations. The Regulated Services Group expects to close the acquisition of Ascendant in 2020.
The Renewable Energy Group intends to spend between $225.0 million to $450.0 million over the course of 2020 to develop or further invest in capital projects, primarily in relation to: (i) development and construction (as applicable) of the Maverick Creek, Sugar Creek, Shady Oaks II and Blue Hill Wind Projects as well as the Altavista and Great Bay II Solar Projects, and (ii) additional international investments. Furthermore, the Renewable Energy Group plans to spend $25.0 million to $50.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.
The Company expects to fund its 2020 capital plan through a combination of retained cash, tax equity funding, senior debentures, bank revolving and term credit facilities, and common equity and equity like instruments.

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LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group, and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at March 31, 2020:

	As at March 31, 2020						As at Dec 31, 2019
(all dollar amounts in $ millions)	Corporate		Regulated Services Group	Renewable Energy Group		Total	Total
Credit facilities	$575.0	[1]	$500.0	$850.0	[2]	$1,925.0	$1,775.0
Funds drawn on facilities/ Commercial paper issued	(14.8)		(403.1)	(146.1)		(564.0)	(361.0)
Letters of credit issued	(13.1)		(48.2)	(294.4)		(355.7)	(216.8)
Liquidity available under the facilities	547.1		48.7	409.5		1,005.3	1,197.2
Undrawn Portion of Uncommitted Letter of Credit Facilities	(75.0)			(74.2)		(149.2)	(149.9)
Cash on hand						197.4	62.5
Total Liquidity and Capital Reserves	$472.1		$48.7	$335.3		$1,053.5	$1,109.8

[1] Includes a $75 million uncommitted standalone letter of credit facility, reduced to $50 million subsequent to quarter end.
[2] Includes a $350 million uncommitted standalone letter of credit facility.
Corporate
As at March 31, 2020, the Company's $500 million senior unsecured credit facility with a syndicate of banks (the "Corporate Credit Facility") had $14.8 million drawn. The Company has also issued $13.1 million of letters of credit form a $75 million uncommitted bi-lateral letter of credit facility issued. The Corporate Credit Facility matures on July 12, 2024.
Subsequent to quarter-end, given the uncertainty around the length and extent of public health measures to address the COVID-19 pandemic and uncertainty around the extent of the impact this could have on capital markets, the Company and its subsidiaries secured additional liquidity as an additional margin of safety intended to ensure the Company can continue to move forward with its 2020 capital expenditure program and committed acquisitions independent of the state of the capital markets. The additional liquidity is in the form of (i) a $865.0 million delayed draw non-revolving term credit facility with a syndicate of banks entered into on April 9, 2020 and maturing on April 8, 2021; and (ii) a $135.0 million bilateral delayed draw non-revolving term facility entered into on April 13, 2020 and maturing on April 12, 2021.
Regulated Services Group
As at March 31, 2020, Regulated Services Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Regulated Services Credit Facility") had $248.8 million drawn and had $48.2 million of outstanding letters of credit. The Regulated Services Credit Facility matures on February 23, 2023. As at March 31, 2020, $154.3 million of commercial paper backstopped by the Regulated Services Credit Facility was also issued and outstanding.
Subsequent to quarter-end, given the uncertainty around the length and extent of public health measures to address the COVID-19 pandemic and uncertainty around the extent of the impact this could have on capital markets, Liberty Utilities Co., the parent company for the U.S. regulated utilities, on April 9, 2020, entered into a $600.0 million delayed draw non-revolving term credit facility with a syndicate of banks that matures on April 9, 2021. The proceeds of this term facility are expected to provide the Regulated Services Group with additional liquidity for general corporate purposes and as an additional margin of safety intended to ensure the Company can continue to move forward with its 2020 capital expenditure program and committed acquisitions independent of the state of the capital markets that have been disrupted as a result of the COVID-19 pandemic.
Renewable Energy Group
As at March 31, 2020, the Renewable Energy Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") maturing on October 6, 2023 and a $350.0 million letter of credit facility ("Renewable Energy LC Facility") maturing on June 30, 2021. As at March 31, 2020, the Renewable Energy

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

Credit Facility had $146.1 million drawn and had $18.7 million in outstanding letters of credit. As at March 31, 2020, the Renewable Energy LC Facility had $275.8 million in outstanding letters of credit.
Long Term Debt
Issuance of Senior Notes
On February 14, 2020, Liberty Utilities (Canada) LP, the holding company of the New Brunswick Gas System, issued C$200.0 million of senior unsecured debentures bearing interest at 3.315% and with a maturity date of February 14, 2050. The debentures received a rating of BBB from DBRS. The debentures represent Liberty Utilities (Canada) LP's inaugural offering with proceeds used to partially repay its parent company APUC for the purchase of the New Brunswick Gas System which occurred on October 1, 2019.
Credit Ratings
APUC has a long term consolidated corporate credit rating of BBB from Standard & Poor's ("S&P"), a BBB rating from DBRS and a BBB issuer rating from Fitch.
Liberty Utilities Co. ("LUCo"), the parent company for the U.S. regulated utilities under the Regulated Services Group, has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch. Debt issued by Liberty Finance, a special purpose financing entity of LUCo, has a rating of BBB (high) from DBRS and BBB+ from Fitch. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's Investors Service, Inc.
Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group has an issuer rating of BBB from DBRS.
Liberty Power, the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group, has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.
Contractual Obligations
Information concerning contractual obligations as of March 31, 2020 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$4,205.0	$637.2	$603.7	$603.3	$2,360.8
Convertible debentures	0.3	—	—	—	0.3
Advances in aid of construction	61.5	1.2	—	—	60.3
Interest on long-term debt obligations[2]	1,853.8	190.7	331.1	248.6	1,083.4
Purchase obligations	320.8	320.8	—	—	—
Environmental obligations	60.0	15.9	21.6	1.2	21.3
Derivative financial instruments:
Cross currency and forward starting interest rate swaps	126.9	47.0	46.8	4.2	28.9
Energy derivative and commodity contracts	2.5	1.5	0.8	0.2	—
Purchased power	244.6	21.8	22.9	23.5	176.4
Gas delivery, service and supply agreements	419.3	83.1	111.4	86.1	138.7
Service agreements	498.4	47.1	81.6	91.5	278.2
Capital projects	364.6	364.6	—	—	—
Land easements	228.5	6.5	13.2	13.5	195.3
Other obligations	151.3	37.7	2.0	2.6	109.0
Total Obligations	$8,537.5	$1,775.1	$1,235.1	$1,074.7	$4,452.6

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2078 and 2079, respectively. However, the Company currently anticipates repaying in 2023 and 2029 upon exercising its redemption right.

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Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "AQN". As at May 6, 2020, APUC had 527,390,346 issued and outstanding common shares.
APUC may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at March 31, 2020, APUC had outstanding:

•	4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;

•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
At-The-Market Equity Program
For the twelve months ended December 31, 2019, the Company issued 1,756,799 common shares under its at-the-market equity program (the "ATM Program") at an average price of $12.54 per share for gross proceeds of approximately $22.0 million ($21.7 million net of commissions). Other related costs, primarily related to the establishment of the ATM Program, were $2.1 million. As at May 7, 2020, there have been no common shares issued under the ATM program in 2020.
Dividend Reinvestment Plan
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of APUC. As at March 31, 2020, 120,222,703 common shares representing approximately 23% of total common shares outstanding had been registered with the Reinvestment Plan. During the three months ended March 31, 2020, 1,244,696 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on April 15, 2020, an additional 667,001 common shares were issued under the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the three months ended March 31, 2020, APUC recorded $1.6 million in total share-based compensation expense as compared to $1.5 million for the same period in 2019. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at March 31, 2020, total unrecognized compensation costs related to non-vested options and share unit awards were $2.8 million and $15.5 million, respectively, and are expected to be recognized over a period of 2.12 and 1.90 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the three months ended March 31, 2020, the Company granted 948,347 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$16.70, the market price of the underlying common share at the date of grant. During the quarter, executives of the Company exercised 2,217,325 stock options at a weighted average exercise price of C$12.48 in exchange for 708,117 common shares issued from treasury and 1,509,208 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at March 31, 2020, a total of 2,227,783 options were issued and outstanding under the stock option plan.

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Performance Share Units
APUC issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of APUC’s long-term incentive program. During the three months ended March 31, 2020, the Company granted (including dividends and performance adjustments) 472,773 PSUs and RSUs to employees of the Company. During the quarter, the Company settled 825,859 PSUs, of which 439,541 PSUs were exchanged for common shares issued from treasury and 386,318 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the quarter, a total of 16,818 PSUs were forfeited.
As at March 31, 2020, a combined total of 2,042,139 PSUs and RSUs were granted and outstanding under the PSU and RSU plans.
Directors' Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of APUC receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the three months ended March 31, 2020, the Company issued 22,611 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at March 31, 2020, a total of 483,029 DSUs had been granted under the DSU plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral restricted share units ("RSUs") program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. During the three months ended March 31, 2020, 2,430 RSUs were issued (including RSUs in lieu of dividends) to employees of the Company. Subsequent to quarter end, 116,921 RSUs were issued to employees of the Company.
Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of common shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the three months ended March 31, 2020, the Company issued 67,718 common shares to employees under the ESPP.
As at March 31, 2020, a total of 1,353,507 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered in a number of transactions with equity-method investees in 2020 and 2019 (see Note 6 in the unaudited interim consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $4.0 million during the three months ended March 31, 2020 as compared to $5.7 million during the same period in 2019 (see Note 6(b) in the unaudited interim consolidated financial statements).
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES in 2018 for $305.0 million (see Note 13 in the unaudited interim consolidated financial statements). Redemption is not considered probable as at March 31, 2020. The Company incurred non-controlling interest attributable to AAGES of $3.8 million during the three months ended March 31, 2020 as compared to $6.8 million during the same period in 2019 and recorded distributions of $3.3 million during the three months ended March 31, 2020 as compared to $7.1 million during the same period in 2019 (see Note 14 in the unaudited interim consolidated financial statements).
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019. The Company recorded distributions of $4.2 million during the three months ended March 31, 2020 as compared to $nil during the same period in 2019.

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Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives. APC owns the partnership interest in the 18 MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management, or ("ERM"), framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework. The Corporation’s ERM framework is intended to systematically identify, assess, and mitigate the key strategic, operational, financial, and compliance risks that may impact the achievement of the Corporation’s current objectives, as well as those inherent to strategic alternatives available to the Corporation. The Corporation’s Board-approved ERM policy details the Corporation’s risk management processes, risk appetite, and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Risks are evaluated consistently across the Corporation using a standardized risk scoring matrix to assess impact and likelihood. Financial, reputational and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans.
The risks discussed below are not intended as a complete list of all exposures that APUC is encountering or may encounter. A further assessment of APUC and its subsidiaries’ risk factors are set out in the Company's most recent AIF and Annual MD&A available on SEDAR and EDGAR. The risks discussed below are intended to provide an update on those that were previously disclosed.
Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Company’s business, financial condition, cash flows and results of operations cannot be fully known at this time. In addition to the risks and impacts described elsewhere in this MD&A, the COVID-19 pandemic and efforts to contain the virus could result in:

•	operating, supply chain and project development and construction delays, disruptions and cost overruns;

•	delayed collection of accounts receivable and increased levels of bad debt expense;

•	lower revenue from the Company’s utility operations, including as a result of decreased consumption by customers not covered by rate decoupling;

•
negative impacts to the Company's existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;

•	introduction of new legislation, policies, rules or regulations that adversely impact the Company;

•	labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee productivity and loss of key personnel;

•	inability to implement the Company’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;

•	inability to carry out the Company’s capital expenditure plans on previously anticipated timelines;

•	lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;

•
losses or damages resulting from default or non-performance by either the Company or its counterparties under the Company’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase agreements;

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•	lower revenue from the Company's power generation facilities as a result of system load reduction and related system directed curtailments;

•	delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;

•	reduced ability by the Company and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;

•	increased operating costs for emergency supplies, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;

•	increased market volatility and lower pension plan returns which could adversely impact the valuation of the plan assets and future funding requirements for the Company's pension plans;

•	deterioration in financial metrics and other factors that impact the Company’s credit ratings;

•	inability to meet the requirements of the covenants in existing credit facilities;

•	inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;

•	IT system interruptions, loss of critical data and increased cybersecurity breaches due to “work from home” arrangements implemented by the Company;

•	losses to the Company caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and

•	fluctuations and volatility in the trading price of the Company’s common shares and other securities, which could result in losses for the Company’s security holders.
In addition, although the Company is working with its suppliers, contractors and other service providers in an effort to mitigate the effects of COVID-19, supply chain and construction disruptions (including resulting from current or future government-mandated restrictions or shutdowns in relevant jurisdictions) could adversely affect the Company, including by (i) causing all or part of additional projects scheduled for completion prior to December 31, 2020 to not be placed in service until after such date, thereby increasing the risk of non-qualification for U.S. federal production tax credits for affected U.S. wind projects, (ii) resulting in delay-related liabilities to counterparties under the Company’s power purchase and other offtake agreements, (iii) increasing the amount of interest payable to construction lenders, and (iv) adversely impacting the availability of funding under existing construction loans and tax equity financing, which may require the Company to initially increase its funding and, if possible, directly realize the tax benefits. Since the Company does not currently pay significant current cash taxes, it would likely need to carry forward the tax benefits from affected projects and/or turbines, which would lower the anticipated internal rate of return over the project life.
The COVID-19 pandemic may also have the effect of heightening the other risks described under the heading Enterprise Risk Management in the Company's Annual MD&A, and under the heading Enterprise Risk Factors in the Company’s most recent AIF. The adverse impacts of COVID-19 on the Company can be expected to increase the longer the pandemic and the related response measures persist.
Risks Related to Changes in Laws and Regulations
The operations and activities of the Company and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments and environmental and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to risks associated with changing political conditions and changes in, or reinterpretations of, existing laws, orders or regulations, and the imposition of new laws, orders or regulations (including, without limitation, the executive order issued by U.S. President Donald Trump on May 1, 2020 entitled “Securing the United States Bulk-Power System”), any of which could adversely affect the Company’s business, results of operations and financial condition.

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Treasury Risk Management
Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year. APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at March 31, 2020, the impact to interest expense from changes in interest rates are as follows:

•
the Corporate Credit Facility is subject to a variable interest rate and had $14.8 million outstanding as at March 31, 2020. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually;

•
the Regulated Services Credit Facility is subject to a variable interest rate and had $248.8 million outstanding as at March 31, 2020. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.5 million annually;

•
the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $154.3 million outstanding as at March 31, 2020. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.5 million annually;

•
the Renewable Energy Credit Facility is subject to a variable interest rate and had $146.1 million outstanding as at March 31, 2020. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.5 million annually; and

•
the corporate term facilities are subject to a variable interest rate and had $75.0 million outstanding as at March 31, 2020. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended March 31, 2020:

(all dollar amounts in $ millions except per share information)	2nd Quarter 2019	3rd Quarter 2019	4th Quarter 2019	1st Quarter 2020
Revenue	$343.6	$364.4	$439.7	$464.9
Net earnings (loss) attributable to shareholders	156.6	115.8	172.1	(63.8)
Net earnings (loss) per share	0.31	0.23	0.34	(0.13)
Diluted net earnings (loss) per share	0.31	0.23	0.33	(0.13)
Adjusted Net Earnings[1]	54.9	69.0	103.6	103.3
Adjusted Net Earnings per share[1]	0.11	0.14	0.20	0.19
Adjusted EBITDA[1]	189.8	185.8	231.5	242.2
Total assets	10,034.3	10,618.9	10,911.5	10,900.6
Long term debt[2]	3,782.3	4,276.6	3,932.2	4,205.1
Dividend declared per common share	$0.14	$0.14	$0.14	$0.14

	2nd Quarter 2018	3rd Quarter 2018	4th Quarter 2018	1st Quarter 2019
Revenue	$366.2	$365.6	$421.9	$477.2
Net earnings attributable to shareholders	65.5	57.9	44.0	86.4
Net earnings per share	0.14	0.12	0.09	0.17
Diluted net earnings per share	0.14	0.12	0.09	0.17
Adjusted Net Earnings[1]	50.9	49.7	70.5	93.8
Adjusted Net Earnings per share[1]	0.11	0.10	0.14	0.19
Adjusted EBITDA[1]	160.3	166.0	198.9	231.5
Total assets	8,920.7	9,072.6	9,398.6	9,671.3
Long term debt[2]	3,448.1	3,561.3	3,337.3	3,651.9
Dividend declared per common share	$0.13	$0.13	$0.13	$0.13

1	See Non-GAAP Financial Measures
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $477.2 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $63.8 million and earnings of $172.1 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
APUC's management carried out an evaluation as of March 31, 2020, under the supervision of and with the participation of APUC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of March 31, 2020, APUC’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by APUC in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the COSO.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the three months ended March 31, 2020, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error of fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
APUC’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the unaudited interim consolidated financial statements, respectively.

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